Exhibit 99.21

ImmunoPrecise Strengthens Board of Directors with Antibody Business Leader, Brian Lundstrom

VICTORIA, Oct. 3, 2019 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF) a provider of best-in-class therapeutic antibody discovery capabilities for the global industry, today announced the appointment of Brian Lundstrom to the company’s Board of Directors. Dr. James Kuo, ImmunoPrecise Chairman, noted: “With the addition of Mr. Lundstrom, ImmunoPrecise further strengthens its strategic and operational commitment to industry-leading therapeutic antibody discovery for both its clients and the company’s emerging internal pipeline.”

Trained in immunology and international business, Mr. Lundstrom has over 30 years’ experience from mostly publicly traded companies with a focus on antibody therapeutics. He started his career with product and clinical development for Novo Nordisk, in Europe, in 1987 and moved to the US in 1993 to form a dedicated business development function. He subsequently served as business development and financing lead for publicly traded companies such as OGS (now UCB), SangStat (now a Division of Sanofi Genzyme), ACADIA and ISCO. This included SangStat’s $600M sale and integration into Genzyme in 2003.

Since 2011, Mr. Lundstrom has established global business leadership in transgenic animals for discovery of human therapeutic antibodies, first with OMT, and then with Ligand Pharmaceuticals Incorporated (NASDAQ:LGND), after their $178M acquisition of OMT.

“We welcome Brian Lundstrom to our board and consider his immense experience in developing and closing pharma partnerships as a tremendous benefit to the company, as ImmunoPrecise continues to take stage as a leader in data-driven, therapeutic antibody discovery,” said Dr. Jennifer Bath, President and CEO of ImmunoPrecise.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an international, full-service, therapeutic antibody discovery company offering species agnostic advancements such as the B cell SelectTM progressive single-cell interrogation technology and the DeepDisplayTM custom, OmniAb-based phage libraries, as well as the AbthenaTM bispecific program. IPA is focused on the next generation of antibody discovery, to deliver the most therapeutically-relevant antibodies, in a shorter period of time, with the highest probability of succeeding to clinical trials.

ImmunoPrecise discovery and development are conducted in Utrecht and Oss, the Netherlands (U-Protein Express and IPA Europe, respectively), and in Victoria, British Columbia (IPA Canada). The Company operates globally to offer a continuum of superior antibody services, transforming the face of therapeutic discovery, by decreasing turnaround time and risk, and promoting clinical success.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended April 30, 2018 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:00e 03-OCT-19